                                  [LOGO] DELTA
                           --------------------------
                             GALIL INDUSTRIES LTD.


                                                                EARNINGS RELEASE

            DELTA GALIL REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS


o Net loss in the third quarter, excluding reorganization expenses and impairment of fixed assets and goodwill, was $2.2 million, or $0.12 diluted loss per share. Net loss including non-recurring items totals $22.8 million, or $1.22 diluted loss per-share.

o       Positive operating cash flow in the third quarter was $9.1 million.

o Operating profit in Q3 2005, before reorganization expenses and impairment of fixed assets and goodwill, amounted to zero.

o Further to the announcement given with the second quarter result Delta instituted a reorganization plan and impairment of fixed assets and goodwill that resulted in a charge of $20.6 million ($1.10 per share), or $21.5 million before tax in the third quarter of 2005.

o The Company expects that the full implementation of the reorganization plan will take 12 months and therefore, be concluded during the third quarter of 2006.

TEL AVIV, ISRAEL - NOVEMBER 15, 2005 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported third quarter 2005 revenues of $172.0 million, a decrease of 3% compared to the $176.5 million in revenues reported in the third quarter of 2004. Revenues, excluding Burlen, decreased by 17% in the third quarter compared to the same period in 2004.

In the first nine months of 2005, sales increased 6% to $514.3 million, compared to $487.1 in the first nine months of 2004. Revenues, excluding Burlen, in the first nine months decreased by 12% compared to the first nine months last year.

Net loss for the third quarter of 2005 was $22.8 million or $1.22 diluted loss per share, compared to net income of $5.0 million or $0.27 diluted earnings per share in the third quarter last year.

The net loss in the third quarter of 2005 includes reorganization expenses and impairment of fixed assets and goodwill in a total charge of $20.6 million ($1.10 per share), or $21.5 million before tax. Excluding reorganization expenses and impairments of fixed assets and goodwill, net loss for the third quarter was $2.2 million or $0.12 diluted loss per share.

Net loss for the first nine months of 2005 was $28.7 million or $1.54 diluted loss per share, compared to net income of $12.9 million or $0.68 per share for the same period last year. Excluding reorganization expenses and impairments of fixed assets and goodwill, net loss for the first nine months was $7.9 million or $0.42 diluted loss per share.

Operating cash flow in the third quarter of 2005 was positive $9.1 million compared to negative operating cash flow of $2.8 million in the third quarter of 2004.

In the first nine months of 2005, operating cash flow was positive $0.6 million compared to negative cash flow of $8.3 million in the first nine months of 2004.

                                                 SALES BY GEOGRAPHIC AREA ($ MILLION)


                                       THIRD QUARTER                          NINE MONTHS ENDED SEPTEMBER 30
                     -----------------------------------------------   -----------------------------------------------
                                 % OF                % OF                          % OF                % OF
                                 TOTAL              TOTAL      %                   TOTAL              TOTAL      %
                        2005     SALES     2004     SALES     CHG.        2005     SALES     2004     SALES     CHG.
                        ----     -----     ----     -----     ----        ----     -----     ----     -----     ----
NORTH AMERICA(1)       102.8      59.8     96.9      54.9      6.1       305.6      59.5     251.1     51.6     21.7
EUROPE                  55.2      32.1     67.2      38.1    (17.9)      169.9      33.0     200.2     41.1    (15.1)
ISRAEL                  14.0       8.1     12.4       7.0     12.9        38.8       7.5      35.8      7.3      8.4
                       -----              -----                          -----               -----
TOTAL                  172.0     100.0    176.5     100.0     (2.6)      514.3     100.0     487.1    100.0      5.6
                       =====              =====                          =====               =====

(1) North America's revenues, excluding Burlen sales, decreased in the third quarter and in the first nine months of 2005 by 20% and 12% compared to the same periods last year.

                                       SALES AND OPERATING RESULTS BY DIVISIONS ($ MILLION)


                                                                             THIRD QUARTER

                                 ------------------------------------------------------------------------------------------------
                                                                                                      IMPAIRMENT
                                                                    OPERATING      REORGANIZATION      OF FIXED      IMPAIRMENT
                                             SALES                PROFIT (LOSS)       EXPENSES          ASSETS       OF GOODWILL
                                             -----                -------------       --------          ------       -----------
                                                        %
                                   2005      2004      CHG.       2005      2004        2005             2005           2005
                                   ----      ----      ----       ----      ----        ----             ----           ----
Delta USA(1)                       70.3      55.2      27.3        3.1       3.2         1.3              1.5

U.S. Upper market                  25.5      33.6     (24.2)      (1.5)      0.5         1.6              5.9            2.1

Europe                             40.7      50.7     (19.7)      (1.2)      2.1         1.5

Socks-US & Europe                  29.2      32.7     (10.9)      (1.1)      1.3         4.1                             3.4

Delta Marketing Israel             12.9      11.0      17.2        1.6       1.2

Adjustments(2)                     (6.6)     (6.7)                (0.9)      0.4         0.1
                                  -----     -----                 ----       ---         ---             ----           ----
Consolidated                      172.0     176.5      (2.6)       ---       8.7         8.6              7.4            5.5
                                  =====     =====                 ----       ---         ===             ====           ====

Impairment of Fixed Assets                                         7.4

Reorganization expenses                                            8.6

Impairment of Goodwill                                             5.5
                                                                   ---
Total Consolidated
Operating profit (loss)                                          (21.5)      8.7
                                                                 ======      ===


                                                                  NINE MONTHS ENDED SEPTEMBER 30

                                 ------------------------------------------------------------------------------------------------
                                                                                                      IMPAIRMENT
                                                                    OPERATING      REORGANIZATION      OF FIXED      IMPAIRMENT
                                             SALES                PROFIT (LOSS)       EXPENSES          ASSETS       OF GOODWILL
                                             -----                -------------       --------          ------       -----------
                                                        %
                                   2005      2004      CHG.       2005      2004        2005             2005           2005
                                   ----      ----      ----       ----      ----        ----             ----           ----
Delta USA(1)                      208.5     140.4      48.5        7.1       7.5         1.3              1.5

U.S. Upper market                  75.1      88.5    (15.1)      (10.3)      0.8         1.6              5.9            2.1

Europe                            121.5     146.9    (17.3)       (3.2)      6.5         2.0

Socks-US & Europe                  93.1     103.4    (10.0)        0.7       5.9         4.1                             3.4

Delta Marketing Israel             35.8      31.6      13.3        3.7       2.7

Adjustments(2)                    (19.7)    (23.7)                (1.3)     (1.4)        0.1
                                  -----     -----                 ----     -----         ---             ----           ----
Consolidated                      514.3     487.1       5.6       (3.3)     22.0         9.1              7.4            5.5
                                 ======     =====                -----     -----         ===             ====           ====

Impairment of Fixed Assets                                         7.4

Reorganization expenses                                            9.1

Impairment of Goodwill                                             5.5
                                                                   ---
Total Consolidated
Operating profit (loss)                                          (25.3)     22.0
                                                                 =====      ====

(1) Including $25.2 and $84.6 million of Burlen sales in the third quarter and in the first nine months of 2005. Excluding Burlen, sales decreased by 18% and 12% respectively, compared to the same periods last year.
(2) The adjustment item includes in sales: sales between divisions and forward transactions results. In operating profit, it includes mainly the establishment expenses of the new plant in China, capital gains, cancellation of unrealized profits and forward transactions results

        Mr. Arnon Tiberg, Delta's CEO, stated, "The primary reason for the decrease in sales and in profits in the third quarter and the first nine months of the year is the erosion of selling prices to some of our customers particularly in our European operation in Marks & Spencer and in the U.S upper market. This erosion reduced Delta's sales and operating profit by approximately $40 million this year, compared to 2004 on an annual basis. We are in a period of major changes in the global business environment. Following the elimination of quotas as part of the WTO agreement, the market has been characterized by strong pressure to lower prices. We are investing major efforts to increase our brands activity and in implementing improvements in fabrics and products. In addition we are entering new categories in existing and new customers. We expect these actions to increase sales in the future".

        REORGANIZATION PLAN AND IMPAIRMENT OF FIXED ASSETS AND GOODWILL

        Following the change in the business environment and the erosion in selling prices, Delta decided to implement a reorganization plan designed to cut costs, increase efficiency and return to profitability. "We believe that full implementation of the reorganization plan as reported in the second quarter, along with reducing the cost of procurement will decrease costs and help to offset a large portion of the selling price reduction," stated Mr. Tiberg.

        The implementation of the reorganization plan is expected to last 12 months and to end during the third quarter of 2006. The expected cost of this plan is included in the third quarter of 2005 and amounts to $20.6 million ($1.10 per share), or $21.5 million before tax, and includes the following:

1. Reorganization plan in a total amount of $8.6 million. The Plan includes the closing of manufacturing plants in Central and North America and in Israel that will result in the dismissal of approximately 2,000 workers. This amount includes $6.0 million in cash which will be used mainly for severance payments and $2.6 million in non-cash for impairment of fixed assets following the closures and reduction of activity at the different production sites.

2. Non-cash fixed expenses in the amount of $7.4 million due to a decrease in fixed assets fair value.

3.      Impairment of Goodwill amounting to $5.5 million.

The Board of Directors appointed Mr. Isaac Dabah and Mr. Gideon Chitayat as directors. These directors will fill the vacancies created by the resignations of Mark Silver, J. Randall White and Anne E. Ziegler, who had been nominated by Sara Lee and resigned following the sale by Sara Lee of its shares in Delta Galil to GMM Capital, LLC.

Mr. Dabah and Mr. Chitayat will serve as directors until the next annual general meeting of shareholders, which is scheduled for December 20, 2005. Each of them will be nominees for re-election at that meeting.

Mr. Dabah, the Executive Director of GMM Capital, LLC, has been active in the textile and apparel business for approximately 25 years.

Mr. Chitayat, who has taught at leading business schools in Israel and in the United States, has been a strategic consultant to leading Israeli companies.

The proxy statement for the upcoming meeting, which will be available on or about November 27, 2005, will contain more complete biographies of each of the directors.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE ,NORTH AND CENTRAL AMERICA ,THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR
WEBSITE: WWW.DELTAGALIL.COM
(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)


CONTACTS:
YOSSI HAJAJ         DELTA GALIL INDUSTRIES LTD.      TEL: +972-3-519-3744

U.S. INVESTORS
KATHY PRICE         THE GLOBAL CONSULTING GROUP      TEL: +1-646-284-9430

                                                       [LOGO] DELTA
                                                --------------------------
                                                   GALIL INDUSTRIES LTD.


                                        CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                                          NINE MONTHS ENDED         THREE MONTHS ENDED
                                                                            SEPTEMBER 30               SEPTEMBER 30
                                                                      -------------------------  -------------------------
                                                                         2005           2004        2005           2004
                                                                      ----------     ----------  ----------     ----------
                                                                              In US $ thousand (except per share data)
REVENUES                                                                514,294        487,067     171,957        176,472
COST OF REVENUES                                                        436,552        392,468     144,734        142,775
                                                                      ----------     ----------  ----------     ----------
GROSS PROFIT                                                             77,742         94,599      27,223         33,697
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                           65,502         60,107      22,566         20,947
GENERAL AND ADMINISTRATIVE EXPENSES                                      14,853         12,688       4,466          4,083
CAPITAL GAIN (LOSS) FROM REALIZATION OF ASSETS                              (43)           168          (8)
IMPAIRMENT OF FIXED ASSET                                                 7,415                      7,415
REORGANIZATION EXPENSES                                                   9,102                      8,641
GOODWILL IMPAIRMENT                                                       5,505                      5,505
AMORTIZATION OF INTANGIBLE ASSET                                            593                        183
                                                                      ----------     ----------  ----------     ----------
OPERATING INCOME (LOSS)                                                 (25,271)        21,972     (21,561)         8,667
FINANCIAL EXPENSES - NET                                                  7,159          4,954       2,718          1,799
OTHER INCOME - NET                                                          300            958
                                                                      ----------     ----------  ----------     ----------
INCOME (LOSS) BEFORE TAXES ON INCOME                                    (32,130)        17,976     (24,279)         6,868
TAXES ON INCOME                                                          (3,352)         3,807      (1,284)         1,365
                                                                      ----------     ----------  ----------     ----------
INCOME (LOSS) AFTER TAXES ON INCOME                                     (28,778)        14,169     (22,995)         5,503
SHARE IN PROFITS (LOSS) OF AN ASSOCIATED COMPANY                             (6)          (100)         77              2
MINORITY INTEREST IN LOSSES (PROFITS) OF SUBSIDIARIES - NET                  41         (1,199)         92           (471)
                                                                      ----------     ----------  ----------     ----------
NET INCOME (LOSS) FOR THE PERIOD                                        (28,743)        12,870     (22,826)         5,034
                                                                      ==========     ==========  ==========     ==========
EARNINGS (LOSS) PER SHARE - BASIC                                         (1.54)          0.70       (1.22)          0.27
                                                                      ==========     ==========  ==========     ==========
EARNINGS (LOSS) PER SHARE - DILUTED                                       (1.54)          0.68       (1.22)          0.27
                                                                      ==========     ==========  ==========     ==========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                                    18,695         18,460      18,695         18,477
                                                                      ==========     ==========  ==========     ==========
DILUTED                                                                  18,703         18,869      18,695         18,820
                                                                      ==========     ==========  ==========     ==========

--------------------------------------------------------------------------------------------------------------------------
BEFORE NON RECURRING ITEMS NET OF TAXES:
NON RECURRING ITEMS IN THE THIRD QUARTER AND IN THE FIRST NINE
MONTHS OF THE YEAR INCLUDE REORGANIZATION EXPENSES,
IMPAIRMENTS OF ASSETS AND GOODWILL NET OF OTHER INCOME AND
CAPITAL GAIN (LOSS) FROM REALIZATION OF ASSETS.
OPERATING INCOME (LOSS) FOR THE PERIOD                                   (3,206)        21,804          (8)         8,667
NET INCOME (LOSS) FOR THE PERIOD                                         (7,892)        12,750      (2,171)         5,034
EARNING (LOSS) PER SHARE - DILUTED ($)                                    (0.42)          0.67       (0.12)          0.27

--------------------------------------------------------------------------------------------------------------------------


                                              [LOGO] DELTA
                                       --------------------------
                                          GALIL INDUSTRIES LTD.


                                  CONDENSED CONSOLIDATED BALANCE SHEET


                                                                       SEPTEMBER 30         DECEMBER 31
                                                                 -------------------------  -----------
                                                                   2005            2004         2004
                                                                 ---------       ---------  -----------
                                                                             In US $ thousands
                                                                 --------------------------------------
     ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                            8,736           5,070       22,150
ACCOUNTS RECEIVABLE:
TRADE                                                              103,093         102,400      105,129
OTHER                                                               13,567          14,978       10,627
INVENTORIES                                                        150,437         164,873      183,767
DEFERRED INCOME TAXES                                                7,243           5,257        3,675
                                                                 ---------       ---------    ---------
     TOTAL CURRENT ASSETS                                          283,076         292,578      325,348
                                                                 ---------       ---------    ---------

INVESTMENTS AND LONG-TERM RECEIVABLES                                8,025           7,233        7,533
                                                                 ---------       ---------    ---------
PROPERTY, PLANT AND EQUIPMENT                                      117,416         123,206      128,341
                                                                 ---------       ---------    ---------
OTHER ASSETS AND DEFERRED CHARGES                                   53,399          54,594       58,497
                                                                 ---------       ---------    ---------
INTANGIBLE ASSET                                                    14,185                       14,778
                                                                 ---------       ---------    ---------
     TOTAL ASSETS                                                  476,101         477,611      534,497
                                                                 =========       =========    =========

     LIABILITIES AND SHAREHOLDERS EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                             107,498         106,501       83,545
TRADE                                                               50,727          63,620       80,338
OTHER                                                               39,514          36,736       34,083
                                                                 ---------       ---------    ---------
     TOTAL CURRENT LIABILITIES                                     197,739         206,857      197,966
                                                                 ---------       ---------    ---------

LONG-TERM LIABILITIES:
BANK LOANS AND OTHER LIABILITIES                                    74,304          32,602       99,437
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT                        8,091           6,983        7,408
DEFERRED INCOME TAXES                                                1,526           6,491        4,894
                                                                 ---------       ---------    ---------
     TOTAL LONG-TERM LIABILITIES                                    83,921          46,076      111,739
                                                                 ---------       ---------    ---------

     TOTAL LIABILITIES                                             281,660         252,933      309,705
MINORITY INTEREST                                                    2,425           3,542        3,711
SHAREHOLDERS' EQUITY                                               192,016         221,136      221,081
                                                                 ---------       ---------    ---------
     TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                     476,101         477,611      534,497
                                                                 =========       =========    =========


                                                        [LOGO] DELTA
                                                 --------------------------
                                                    GALIL INDUSTRIES LTD.


                                        CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW


                                                                                NINE MONTHS ENDED      THREE MONTHS ENDED
                                                                                   SEPTEMBER 30           SEPTEMBER 30
                                                                              ---------------------   ---------------------
                                                                                2005        2004        2005         2004
                                                                              ---------   ---------   ---------   ---------
                                                                                             In US $ thousands
                                                                              ---------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME (LOSS) FOR THE PERIOD                                               (28,743)     12,870     (22,826)      5,034

ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES         29,338     (21,203)     31,953      (7,842)
                                                                              ---------   ---------   ---------   ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                595      (8,333)      9,127      (2,808)
                                                                              ---------   ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                             (10,318)    (11,229)     (4,315)     (3,684)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARIES                            (950)     (9,704)                 (1,001)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                                          300         780          29          40

PROCEEDS FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                                2,640
OTHER                                                                             (550)        276         170         651
                                                                              ---------   ---------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES                                          (11,518)    (17,237)     (4,116)     (3,994)
                                                                              ---------   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                      (20,333)     24,664      (9,222)     12,842
DIVIDEND TO SHAREHOLDERS                                                                    (6,096)                 (1,854)
SHORT-TERM BANK CREDIT - NET                                                    19,153      (5,095)      6,200      (5,177)
OTHER                                                                           (1,243)       (532)       (743)       (453)
                                                                              ---------   ---------   ---------   ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (2,423)     12,941      (3,765)      5,358
                                                                              ---------   ---------   ---------   ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (13,346)    (12,629)      1,246      (1,444)

TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                            (68)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     22,150      17,699       7,490       6,514
                                                                              ---------   ---------   ---------   ---------

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                            8,736       5,070       8,736       5,070
                                                                              =========   =========   =========   =========


                                                        [LOGO] DELTA
                                                 --------------------------
                                                    GALIL INDUSTRIES LTD.


                                        CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                                        ---------------------------------------------


                                                                               NINE MONTHS ENDED        THREE MONTHS ENDED
                                                                                  SEPTEMBER 30             SEPTEMBER 30
                                                                             ----------------------   ----------------------
                                                                                2005        2004         2005        2004
                                                                             ----------  ----------   ----------  ----------
                                                                                            In US $ thousands
                                                                             -----------------------------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                   11,842      11,400        3,595       3,585
REORGANIZATION EXPENSES AND IMPAIRMENT OF ASSETS                                20,739                   20,594
DEFERRED INCOME TAXES - NET                                                     (6,928)       (336)        (968)         71
CAPITAL GAIN FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                             (958)
CAPITAL LOSSES (GAIN) FROM SALES OF FIXED ASSETS                                    43        (168)           8
OTHER                                                                             (176)      1,599         (338)        702
                                                                             ----------  ----------   ----------  ----------
                                                                                25,520      11,537       22,891       4,358
                                                                             ----------  ----------   ----------  ----------

CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:

INCREASE IN ACCOUNTS RECEIVABLE                                                 (1,643)    (20,972)      (3,197)    (11,326)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                           (27,713)     10,121       (4,089)     (1,418)
DECREASE (INCREASE) IN INVENTORIES                                              33,174     (21,889)      16,348         544
                                                                             ----------  ----------   ----------  ----------
                                                                                 3,818     (32,740)       9,062     (12,200)
                                                                             ----------  ----------   ----------  ----------
                                                                                29,338     (21,203)      31,953      (7,842)
                                                                             ==========  ==========   ==========  ==========